UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Freshworks Inc.

(Name of Issuer)

Class A common stock, par value $0.00001 per share

(Title of Class of Securities)

358054 10 4

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358054 10 4	SCHEDULE 13G	Page 2 of 5

1.	Names of Reporting Persons Rathna Girish Mathrubootham
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,461,393(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,461,393(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,461,393(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.3%(3)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of (i) 16,105,143 shares of Class B common stock, par value $0.00001 per share (“Class B common stock”), held by the Reporting Person and (ii) 356,250 shares of Class B common stock issuable to the Reporting Person upon vesting of restricted stock units, within 60 days of December 31, 2022.

(2)

Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock, par value $0.00001 per share (the “Class A common stock”). Each share of Class A common stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes.

(3)

Based on the quotient obtained by dividing (a) the 16,461,393 shares of the Class B common stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 161,323,804 shares of Class A common stock outstanding as of December 31, 2022 as reported by the Issuer to the Reporting Person, and (ii) 16,461,393 shares of Class B common stock beneficially owned by the Reporting Person. The 16,461,393 shares of Class B common stock beneficially owned by the Reporting Person are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 358054 10 4	SCHEDULE 13G	Page 3 of 5

Item 1(a).	Name of Issuer: Freshworks Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2950 South Delaware Street, Suite 201 San Mateo, CA 94403

Item 2(a).	Name of Person Filing: Rathna Girish Mathrubootham (the “Reporting Person”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address and principal business office of the Reporting Person is:

c/o Freshworks Inc.

2950 South Delaware Street, Suite 201

San Mateo, CA 94403

Item 2(c).	Citizenship: The citizenship of the Reporting Person is the United States

Item 2(d).	Title of Class of Securities: Class A common stock, par value $0.00001 per share.

Item 2(e).	CUSIP Number: 358054 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: This statement is not filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned: 16,461,393(1)(2)

(b)	Percent of Class: 9.3%(3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 16,461,393(1)(2)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 16,461,393(1)(2)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)

Consists of (i) 16,105,143 shares of Class B common stock held by the Reporting Person and (ii) 356,250 shares of Class B common stock issuable to the Reporting Person upon vesting of restricted stock units, within 60 days of December 31, 2022.

(2)

Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. Each share of Class A common stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes.

(3)

Based on the quotient obtained by dividing (a) the 16,461,393 shares of the Class B common stock beneficially owned by the Reporting Person by (b) the sum of (i) 161,323,804 shares of Class A common stock outstanding as of December 31, 2022 as reported by the Issuer to the Reporting Person, and (ii) 16,461,393 shares of Class B common stock beneficially owned by the Reporting Person. The 16,461,393 shares of Class B common stock beneficially owned by the Reporting Person are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 358054 10 4	SCHEDULE 13G	Page 4 of 5

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 358054 10 4	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2023

By:	/s/ Rathna Girish Mathrubootham
Name:	Rathna Girish Mathrubootham